Exhibit 1

SECOND QUARTER 2004

NEWS RELEASE
AND Q2 INTERIM REPORT

04-009

Date: July 27, 2004

Contact:
NEWS RELEASE	Investor/Media Relations:
& Q2 INTERIM REPORT	Richard Downey
FOR IMMEDIATE RELEASE	Tel: (403) 225-7357
Agrium announces best quarterly earnings in six years.	Fax: (403) 225-7609

Website: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that net earnings for the second quarter of 2004 were $75-million ($0.52 diluted earnings per share), a significant improvement over net earnings of $69-million ($0.47 diluted earnings per share) for the same period in 2003. Net earnings for the first six months of the year were $87-million ($0.60 diluted earnings per share) exceeding 2003 net earnings of $63-million ($0.43 diluted earnings per share) for the same period. Net earnings for the first six months of 2004 improved over the prior period, despite higher costs relating to our litigation with Union Oil Company of California (“Unocal”). These Kenai related costs include Earn-out expenses (under dispute), litigation charges and other expenses, including higher gas costs relating to excess gas royalties. In total, these costs amounted to over $27-million for the first half of 2004, compared to a total of only $2-million in the first half of 2003. Second quarter results do not reflect the positive impact of the Arbitration Panel ruling, including $39-million in damages awarded to Agrium, which will be recorded in the third quarter of 2004.

“The second quarter results were the best in six years and represent a continuation of what we believe to be an improving nitrogen cycle,” said Mike Wilson, Agrium’s President and CEO. Agrium’s gross profit was 12 percent higher than the same period in 2003. Beginning in June, nitrogen prices bounced back above the near historic highs in January and February. Potash prices continued to increase while phosphate prices remained relatively stable. Retail sales rebounded to post an 18 percent improvement in EBIT over the second quarter of 2003. “The outlook for fertilizer fundamentals continues to be positive and as a result we expect year-over-year earnings improvement to continue,” said Mr. Wilson.

It is difficult to give guidance given the volatility of nutrient prices, North American gas prices, global freight rates, the uncertainty of Chinese fertilizer trade levels and potential for high nutrient prices to impact demand levels. Agrium’s earnings guidance for the second half of 2004 is $0.45 to $0.50 diluted earnings per share. This earnings guidance does not take into account the positive results from the recent Arbitration Panel ruling, specifically the $39-million in damages inclusive of interest ($23-million after tax or $0.16 diluted earnings per share) or any positive operational results from Unocal’s increased gas supply obligation to our Kenai, Alaska nitrogen facility. Furthermore, it does not incorporate the increase in nitrogen prices experienced over the past few weeks. Should these higher prices hold, or increase from current levels, we would expect further upside to our earnings.

KEY DEVELOPMENTS

Tight supply and demand fertilizer fundamentals continued throughout the second quarter. Nitrogen pricing rose as demand growth and recent U.S. plant closures more than offset additions in world nitrogen capacity. NYMEX natural gas price increased by $0.49/MMBtu in the second quarter of 2004, compared to the second quarter of 2003. Agrium’s average gas price rose from $3.48/MMBtu in the second quarter of 2003 to $3.66/MMBtu in the second quarter of 2004, an increase of only $0.18/MMBtu. This smaller change in Agrium’s natural gas price is largely due to our gas price advantage resulting from the AECO differential.

•	The Arbitration Panel recently awarded Agrium $39-million in damages including interest, and determined Unocal’s gas delivery obligation to the Kenai facility for the contract years through to 2007 at volumes higher than previously indicated. Unocal has indicated it expects that production from dedicated fields will be less than its gas supply obligations as determined by the Arbitration Panel. Kenai operated at an average rate of 88 percent of capacity during the second quarter of 2004, increasing to more than 95 percent of capacity in May and June, taking advantage of additional seasonal gas. These deliveries were supplied 76 percent by Unocal and the balance from higher cost, third party sources.

•	Gross profit for North and South America Wholesale increased by $15-million ($7-million and $8-million respectively), as Agrium held first half 2004 nitrogen margins above previous year levels despite volatility in world nitrogen prices.

•	Carseland Nitrogen Operations and both Redwater and Kapuskasing Phosphate Operations achieved new monthly production records during the quarter. North America Wholesale inventories were 181-thousand metric tonnes lower as at June 30, 2004 than they were at June 30, 2003.

•	Overall, Retail EBIT improved in the second quarter of 2004 by $8-million over the second quarter of 2003, and North America Retail recorded its best ever second quarter EBIT.

MANAGEMENT’S DISCUSSION AND ANALYSIS
July 27, 2004

The following interim management’s discussion and analysis (MD&A) updates our annual MD&A included in our 2003 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS

Net Earnings

Agrium’s consolidated net earnings for the second quarter of 2004 were $75-million or $0.52 diluted earnings per share. Net earnings increased $6-million over the same quarter last year and diluted earnings per share were up $0.05 compared to $0.47 in the second quarter of 2003. For the six months ended June 30, 2004, consolidated net earnings were $87-million, up $24-million compared to net earnings of $63-million for the same period in 2003. Year-to-date diluted earnings per share were $0.60 compared to $0.43 for the comparative six months ended June 30, 2003.

Increased earnings were driven by higher international and domestic pricing for most of our products, particularly potash and nitrogen, resulting from a tightened global supply/demand balance. Higher fertilizer prices and volumes contributed to increased margins in our retail businesses.

Cash Provided by Operating Activities

Cash flow from operating activities for the second quarter of 2004 was $23-million compared to $36-million for the same quarter of 2003. This decline is attributable to a $146-million increase in non-cash working capital, largely due to a $149-million increase in accounts receivable. Accounts receivable are up over last year primarily as a result of not using our accounts receivable securitization program this year compared to a $125-million asset securitization at June 30, 2003.

Cash flow from operating activities for the six months ended June 30, 2004 was up $54-million to $125-million. The increase is mainly due to improved earnings of $24-million combined with a decrease in net change in non-cash working capital of $23-million compared to the same period in 2003.

Financial Position

In May 2004, we entered into a $450-million three-year syndicated revolving unsecured credit facility which replaced existing credit facilities expiring in 2004 totaling $281-million. In addition to improved pricing and terms, the extended expiration date and higher borrowing limits of the new facility complements our growth strategy and provides us with increased liquidity and flexibility for short-term borrowings.

The primary financial covenants include restrictions on the amount of additional debt, maximum debt to capital ratios and minimum EBITDA-interest coverage ratios. We were in compliance with all applicable covenants as at June 30, 2004.

Business Segment Performance

North America Wholesale

•	Wholesale EBIT for the second quarter of 2004 was $74-million, down $12-million from EBIT of $86-million for the same period last year.

•	Second quarter gross profit was $137-million in 2004, up from $130-million last year. Increased prices for nitrogen and potash, a result of a tightened supply/demand balance both domestically and internationally, were the primary drivers underlying the $7-million increase in gross profit in the second quarter of 2004 compared to the second quarter of 2003. However, nitrogen gross profit was negatively impacted by higher cost of product for urea and ammonia and lower ammonia sales volumes.

•	Overall, expenses are up $34-million in the second quarter of 2004 compared to the same period of 2003. Factors most significantly impacting this increase are Kenai Earn-out related expenses, litigation charges and other expenses, including higher gas costs relating to gas royalties, which totaled $18-million. Agrium continues to dispute our liability with respect to the payment of the

Earn-out. Higher depreciation and potash profit tax recorded as royalties, were additional factors contributing to the increase.

•	On July 22, 2004, an Arbitration Panel decision was received with respect to the Corporation’s dispute with Union Oil Company of California (“Unocal”) over gas supply obligations to our Kenai, Alaska plant. The Panel awarded Agrium damages of $37-million plus interest of $2-million for failure of Unocal to supply the required daily quantities to April 2004 and directed determination of further damages to June 30, 2004. We will reflect the damage award in the Corporation’s third quarter financial results.

South America Wholesale

•	Wholesale EBIT was $21-million for the second quarter of 2004, up $8-million from $13-million EBIT for the same quarter last year. Improved EBIT is directly related to increased ammonia and urea prices and increased urea volumes, consistent with a tightened global supply/demand balance.

North America Retail

•	Retail EBIT for the second quarter of 2004 was $48-million, up $6-million from the same period last year. Higher fertilizer prices and sales volumes were the primary drivers behind a $12-million improvement in gross profit for the second quarter year-over-year. Selling expenses increased $5-million in the second quarter of 2004, compared to the second quarter of 2003, which correlates directly with increased sales volume.

South America Retail

•	Second quarter EBIT for Retail was $4-million for 2004, up $2-million from the second quarter of 2003. The increase is primarily a result of higher fertilizer prices and sales volumes, while higher chemical prices also contributed to the increase.

Other

•	EBIT for our Other non-operating business segment for the second quarter of 2004 was a loss of $20-million from a loss of $13-million for the same period last year. This change is a result of a foreign exchange loss in 2004 compared to a foreign exchange gain in 2003.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net sales	1,011	435	637	561	929	372	507	466
Gross Profit	283	142	204	172	252	111	142	133
Net earnings (loss)	75	12	(109)	25	69	(6)	12	1
Earnings (loss) per share
-basic	0.56	0.07	(0.89)	0.18	0.53	(0.07)	0.07	(0.01)
-diluted	0.52	0.07	(0.89)	0.17	0.47	(0.07)	0.07	(0.01)

The fertilizer business is seasonal in nature. As a result, quarter-to-quarter comparisons are not directly comparable.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation and amortization). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.

EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

KEY RISKS AND UNCERTAINTIES

Looking Forward to the Second Half 2004

As Agrium looks toward the second half of 2004, there are a number of factors that may positively impact the second half results:

•	International ammonia and urea prices have increased significantly in June and July supported by strong import demand from regions such as South America and India combined with production turnarounds and curtailments in the former Soviet Union, North America, and Indonesia. Prices continue to strengthen in what is traditionally a weak pricing season.

•	Potash prices continue to improve due to strong U.S. and international demand. North American potash inventories continue to decline and are currently 46% below the 5-year average.

•	Phosphate prices continue to be supported by strong export demand and declining inventories for both DAP and MAP.

•	Strong Chinese domestic demand combined with internal transportation problems could limit the availability of Chinese urea on the international market.

•	Ocean freight rates have increased in July following the steady decline in rates throughout the second quarter. Further strengthening of ocean freight rates could positively impact Agrium’s South and domestic North American nitrogen netbacks but could negatively impact Agrium’s offshore potash.

•	The USDA is forecasting a record U.S. corn crop in 2004 and prices well above five-year averages for all the major row crops, supporting strong farm income levels and the ability of farmers to finance farm inputs.

•	Moisture conditions in Western Canada have improved significantly compared to the conditions in early spring 2004, which should result in increased yields and support nutrient demand.

Offsetting these positive indicators are some negative factors that may adversely impact the second half results:

•	Continued high and volatile North American natural gas prices could negatively impact North America Wholesale’s margins.

•	Additional nitrogen capacity is expected to come on-stream in the second half of 2004, which may have some impact on current high prices if demand is significantly less than expectations.

•	The ban on Canadian beef imports by key trading partners as a result of Bovine Spongiform Encephalopathy (BSE) will continue to negatively impact Canadian farm income.

•	Strengthening in the Canadian dollar would negatively impact Agrium’s costs in its Canadian operations.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, pending litigation between the Corporation and Unocal, the application and enforceability of a $50-million cap on the amount of liquidated damages under the Kenai gas supply contract, the impact of any future reserves recertification on the volumes of gas reserves dedicated to the Kenai facility, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, Argentine domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward- looking information as a result of new information or future events.

A WEBSITE SIMULCAST of the 2004 2nd Quarter Conference Call will be available in a listen-only mode beginning Wednesday, July 28th at 8:00 a.m. MDT (10:00 a.m. EDT). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars except per share information)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
Sales	$1,055	$966	$1,519	$1,361
Direct freight	44	37	73	60

Net sales	1,011	929	1,446	1,301
Cost of product	728	677	1,021	938

Gross profit	283	252	425	363

Expenses
Selling, general and administrative	77	74	143	133
Depreciation and amortization	39	35	77	66
Royalties and other taxes	8	4	14	9
Other expenses	32	9	33	20

	156	122	267	228

Earnings before interest expense and income taxes	127	130	158	135
Interest on long-term debt	13	15	26	29
Other interest	2	3	2	4

Earnings before income taxes	112	112	130	102

Current income taxes	32	29	37	29
Future income taxes	5	14	6	10

Income taxes	37	43	43	39

Net earnings	75	69	87	63
Retained earnings — beginning of period	155	182	145	191
Common share dividends declared	(7)	(7)	(7)	(7)
Preferred securities charges	(2)	(2)	(4)	(5)

Retained earnings — end of period	$221	$242	$221	$242

Earnings per share (note 6)
Basic	$0.56	$0.53	$0.63	$0.46
Diluted	$0.52	$0.47	$0.60	$0.43

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
Operating
Net earnings	$75	$69	$87	$63
Items not affecting cash
Depreciation and amortization	39	35	77	66
Future income taxes	5	14	6	10
Net change in non-cash working capital	(96)	(82)	(45)	(68)

Cash provided by operating activities	23	36	125	71

Investing
Capital expenditures	(22)	(22)	(35)	(31)
Increase in other assets	(3)	(3)	(5)	—
Proceeds from disposal of assets and investments	1	6	2	11
Other	5	3	7	7

Cash used in investing activities	(19)	(16)	(31)	(13)

Financing
Common shares	1	—	3	—
Bank indebtedness proceeds (repayment)	—	(2)	1	(1)
Long-term debt repayment	(9)	—	(91)	(2)
Common share dividends paid	—	—	(7)	(7)
Preferred securities charges paid	(2)	(2)	(4)	(5)

Cash used in financing activities	(10)	(4)	(98)	(15)

Increase (decrease) in cash and cash equivalents	(6)	16	(4)	43
Cash and cash equivalents — beginning of period	202	136	200	109

Cash and cash equivalents — end of period	$196	$152	$196	$152

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	June 30,		December 31,
	2004	2003	2003
ASSETS
Current assets
Cash and cash equivalents	$196	$152	$200
Accounts receivable	436	287	314
Inventories	394	405	368
Prepaid expenses	48	26	60

	1,074	870	942
Capital assets	1,197	1,472	1,260
Other assets	69	90	71

	$2,340	$2,432	$2,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$483	$411	$404
Current portion of long-term debt	46	104	121

	529	515	525
Long-term debt
Recourse debt	498	533	503
Non-recourse debt	99	124	111

	597	657	614
Other liabilities	198	177	181
Future income taxes	130	187	132

	1,454	1,536	1,452

Shareholders’ equity
Share capital
Authorized: unlimited common shares and preferred securities Issued:
Common shares: 2004 - 131 million (2003 - 126 million)	544	485	490
Preferred securities:
8% Redeemable 2004 - seven million (2003 - seven million)	172	172	172
6% Convertible, redeemable 2004 - nil (2003 - two million) (note 4)	—	50	50
Contributed surplus	1	—	1
Retained earnings	221	242	145
Cumulative translation adjustment	(52)	(53)	(37)

	886	896	821

	$2,340	$2,432	$2,273

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2003. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

2.	BANK INDEBTEDNESS

In May 2004, Agrium Inc. and its wholly owned subsidiary, Agrium U.S. Inc., entered into a $450-million three-year syndicated revolving unsecured credit facility. The new credit agreement replaced Agrium Inc.’s $225-million credit facility due in May 2004 and Agrium U.S. Inc.’s $56-million credit facility due in December 2004.

Under the terms of the agreement, Agrium Inc. and Agrium U.S. Inc. may borrow a maximum principal amount of $325-million and $125-million respectively. Interest rates are at either Canadian prime rate plus a variable margin, U.S. base rate established by a bank plus a variable margin, LIBOR plus a variable margin or bankers’ acceptance rate plus a variable margin, at the election of the borrower.

The credit facility requires that Agrium Inc. maintain certain financial ratios and other covenants.

3.	EMPLOYEE FUTURE BENEFITS

The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
Defined benefit pension plans	$2	$2	$4	$4
Post-retirement benefit plans	1	1	3	2
Defined contribution pension plans	2	2	7	6

Total expense	$5	$5	$14	$12

This expense is reflected in our cost of product and general and administrative expenses.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

4.	SHARE CAPITAL

In January 2004, all holders of the six percent convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional 4.18 million common shares.

5.	STOCK BASED COMPENSATION

The Corporation began prospectively expensing the fair value of stock options granted in 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation has recorded no compensation expense for stock options granted prior to January 1, 2003 and will continue to provide pro-forma disclosure of the effect on net earnings (loss) and earnings (loss) per share had the fair value been expensed. The following table summarizes the pro-forma disclosure for stock options granted prior to 2003 that have not been expensed.

	Three months ended
	June 30,
	2004		2003
	As Reported	Pro forma	As Reported	Pro forma
Net earnings	$75	$74	$69	$68
Earnings per share
Basic	$0.56	$0.55	$0.53	$0.52
Diluted	$0.52	$0.51	$0.47	$0.46

	Six months ended
	June 30,
	2004		2003
	As Reported	Pro forma	As Reported	Pro forma
Net earnings	$87	$85	$63	$60
Earnings per share
Basic	$0.63	$0.62	$0.46	$0.43
Diluted	$0.60	$0.59	$0.43	$0.41

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

6.	EARNINGS PER SHARE

The following table summarizes the computation of net earnings per share:

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003
Numerator:
Net earnings	$75	$69	$87	$63
Preferred securities charges (net of tax)	(2)	(2)	(4)	(5)

Numerator for basic earnings per share	73	67	83	58

Preferred securities charges (net of tax)	2	2	4	5

Numerator for diluted earnings per share	75	69	87	63

Denominator:
Weighted average denominator for basic earnings per share	131	126	130	126

Dilutive instruments:
Stock options (a)	1	1	1	1
Preferred securities converted to common shares
$175-million, eight percent (a)	13	16	13	16
$50-million, six percent (note 4)(a)	—	4	—	4

Denominator for diluted earnings per share	145	147	144	147

Basic earnings per share	$0.56	$0.53	$0.63	$0.46
Diluted earnings per share	$0.52	$0.47	$0.60	$0.43

(a) For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share

There were 131 million common shares outstanding at June 30, 2004 (2003 – 126 million). As at June 30, 2004, the Corporation has outstanding approximately nine million options and options with tandem stock appreciation rights to acquire common shares.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

7.	SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

8.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and Argentina.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

9.	SUBSEQUENT EVENT

Subsequent to June 30, 2004, an Arbitration Panel decision was received with respect to the Corporation’s dispute with Union Oil Company of California (“Unocal”) over gas supply obligations to our Kenai, Alaska plant.

The Panel awarded Agrium damages of $37-million plus interest of $2-million for failure of Unocal to supply the required daily quantities to April 2004 and directed determination of further damages to June 30, 2004. We will reflect the damage award in the Corporation’s third quarter financial results.

Schedule 1

AGRIUM INC.
Segmentation
(unaudited — millions of U.S. dollars)

	Three Months Ended June 30
	North America		North America		South America		South America
	Wholesale		Retail		Wholesale		Retail		Other		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net sales - external	$488	$476	$460	$407	$33	$23	$30	$23	$—	$—	$1,011	$929
- inter-segment	27	21	—	—	3	2	—	—	(30)	(23)	—	—

Total net sales	515	497	460	407	36	25	30	23	(30)	(23)	1,011	929
Cost of product	378	367	349	308	10	7	23	20	(32)	(25)	728	677

Gross profit	137	130	111	99	26	18	7	3	2	2	283	252
Gross profit %	27%	26%	24%	24%	72%	72%	23%	13%	(7%)	(9%)	28%	27%

Selling Expenses	$4	$4	$57	$52	$—	$—	$4	$3	$(1)	$—	$64	$59
EBIT (1)	$74	$86	$48	$42	$21	$13	$4	$2	$(20)	$(13)	$127	$130
EBITDA (2)	$102	$110	$53	$47	$25	$17	$4	$2	$(18)	$(11)	$166	$165

	Six Months Ended June 30
	North America		North America		South America		South America
	Wholesale		Retail		Wholesale		Retail		Other		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net sales - external	$748	$695	$606	$533	$53	$43	$39	$30	$—	$—	$1,446	$1,301
- inter-segment	43	37	—	—	4	3	—	—	(47)	(40)	—	—

Total net sales	791	732	606	533	57	46	39	30	(47)	(40)	1,446	1,301
Cost of product	572	546	450	392	17	14	30	26	(48)	(40)	1,021	938

Gross profit	219	186	156	141	40	32	9	4	1	—	425	363
Gross profit %	28%	25%	26%	26%	70%	70%	23%	13%	(2%)	0%	29%	28%

Selling Expenses	$8	$7	$103	$96	$—	$1	$6	$4	$(1)	$(1)	$116	$107
EBIT (1)	$110	$99	$44	$37	$31	$24	$3	$2	$(30)	$(27)	$158	$135
EBITDA (2)	$167	$145	$53	$46	$38	$32	$3	$2	$(26)	$(24)	$235	$201

(1)	Earnings (loss) before interest expense and income taxes.

(2)	Earnings (loss) before interest expense, income taxes, depreciation and amortization.

Schedule 2 (a)

AGRIUM INC.
Product Lines
Three Months Ended June 30
(unaudited — millions of U.S. dollars)

	2004					2003
			Sales	Selling				Sales	Selling
	Net	Gross	Tonnes	Price	Margin	Net	Gross	Tonnes	Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)
North America Wholesale
Nitrogen (1)
Ammonia	$136	$37	506	$269	$73	$145	$39	571	$254	$68
Urea	140	29	683	205	42	133	34	661	201	51
Nitrate, Sulphate and Other	97	25	521	186	48	94	25	533	176	47

Total Nitrogen	373	91	1,710	218	53	372	98	1,765	211	56
Phosphate	85	19	336	253	57	78	14	305	256	46
Potash (2)	57	27	510	112	53	47	18	480	98	38

	515	137	2,556	201	54	497	130	2,550	195	51
South America Wholesale (1)	36	26	190	189	137	25	18	145	172	124
North America Retail
Fertilizers	212	53				174	50
Chemicals	180	30				175	27
Other	68	28				58	22

	460	111				407	99
South America Retail	30	7				23	3
Inter-segment	(30)	2				(23)	2

Total	$1,011	$283				$929	$252

(1)	International nitrogen sales were 524,000 tonnes (2003 — 587,000) and gross profit was $24-million (2003 — $41-million) for the three months ended June 30.

(2)	International potash sales were 199,000 tonnes (2003 — 170,000) and gross profit was $11-million (2003 — $7-million) for the three months ended June 30.

Schedule 2 (b)

AGRIUM INC.
Product Lines
Six Months Ended June 30
(unaudited — millions of U.S. dollars)

	2004					2003
			Sales	Selling				Sales	Selling
	Net	Gross	Tonnes	Price	Margin	Net	Gross	Tonnes	Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)
North America Wholesale
Nitrogen (1)
Ammonia	$210	$60	788	$266	$76	$194	$49	817	$237	$60
Urea	206	45	983	210	46	203	49	1,070	190	46
Nitrate, Sulphate and Other	143	37	762	188	49	132	35	748	176	47

Total Nitrogen	559	142	2,533	221	56	529	133	2,635	201	50
Phosphate	128	30	499	257	60	124	23	501	248	46
Potash (2)	104	47	949	110	50	79	30	820	96	37

	791	219	3,981	199	55	732	186	3,956	185	47
South America Wholesale (1)	57	40	294	194	136	46	32	284	162	113
North America Retail
Fertilizers	286	72				233	66
Chemicals	237	50				230	48
Other	83	34				70	27

	606	156				533	141
South America Retail	39	9				30	4
Inter-segment	(47)	1				(40)	—

Total	$1,446	$425				$1,301	$363

(1)	International nitrogen sales were 830,000 tonnes (2003 — 1,019,000) and gross profit was $55-million (2003 — $67-million) for the six months ended June 30.

(2)	International potash sales were 357,000 tonnes (2003 — 306,000) and gross profit was $16-million (2003 — $13-million) for the six months ended June 30.